Exhibit 99.3

VIA SEDAR
British Columbia Securities Commission	Alberta Securities Commission

12th	Floor, Pacific Centre	4th Floor, 300 - thAvenue, S.W
701	West Georgia Street	Calgary, AB T2P 3C4

Vancouver, BC V7Y 1L2
Dear Sirs:

Re:	Western Wind Energy Corp. (the “Company”)

Change of Auditor

In  accordance  with  National  Instrument  51-102,  we  enclose  the  following  documents  respecting  the  change of auditors of the Company:

1.

Notice of Change of Auditors dated January 16, 2008;

2.

Letter dated January 17, 2008 from Ernst & Young LLP, Chartered Accountants, the Company’s  former auditor; and

3.

Letter  dated  January  16,  2008  from  Deloitte &  Touche  LLP,  Chartered  Accountants,  the  Company’s successor auditor.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

WESTERN WIND ENERGY CORP.

Per:

/s/ Chris Thompson

Christopher R. Thompson

cc:

Ernst & Young LLP, Chartered Accountants (with enclosures)  Attention:  Dick Schroeder cc:

Deloitte & Touche LLP, Chartered Accountants (with enclosures)   Attention:  Dan Rollins